FORM 5 Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b) Form 3 Holdings Reported X Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Lawler W. Scott (Last) (First) (Middle) 335 - 25 Street S.E. (Street) Calgary Alberta T2A 7H8 (City) (Province) (Postal Code)	2. Issuer Name and Ticker or Trading Symbol Capital Reserve Corporation "CRCWA"	6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) X Director ___ 10% Owner X Officer ___ Other (Give Title Below) (Specify Below) _____________________ _____________________
3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)	4. Statement for Month/Year December/2000	7. Individual or Joint/Group Reporting (Check Applicable Line) X Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Amount	(A) or (D)	Price
Common Stock	26,432	D
* If the form is filed by more than one reporting person, see instruction 4(b)(v)
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Con-version or Exercise Price of Derivative Security	3. Transaction Date Month/Day /Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

/s/ W. Scott Lawler **Signature of Reporting Person	May 18, 2001 Date